UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DESTINATION XL GROUP, INC.

(Name of Subject Company)

DESTINATION XL GROUP, INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

25065K104

(CUSIP Number of Class of Securities)

Robert S. Molloy

General Counsel and Secretary
Destination XL Group, Inc.
555 Turnpike Street
Canton, Massachusetts 02021
(781) 828-9300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian H. Blaney

Katherine A. Beck
Greenberg Traurig, LLP

2375 E. Camelback Rd., Suite 800

Phoenix, AZ 85016
(602) 445-8322

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Destination XL Group, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 555 Turnpike Street, Canton, Massachusetts, 02021, and the telephone number of its principal executive offices is (781) 828-9300.

(b)	Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of May 22, 2026, there were 55,273,092 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the only person filing this Schedule 14D-9, are set forth in Item 1(a) above and incorporated herein by reference. The filing person is the subject company.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by Zodiac Partners II, LLC, a Delaware limited liability company (“Offeror”), and an acquisition entity of Camac Fund, LP, a Delaware limited partnership (“Camac Fund”), to purchase all of the outstanding shares of the Common Stock of the Company at a price of $0.82 per share in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO filed by Offeror and Camac Fund with the Securities and Exchange Commission (the “SEC”) on May 12, 2026 (as amended or supplemented from time to time, the “Schedule TO”).

According to the Schedule TO, the Offer is currently scheduled to expire at 5:00 p.m., Eastern Time, on June 19, 2026, unless extended in accordance with its terms (the “Expiration Time”).

The Offer is highly conditional and subject to significant execution risk. Most critically, the Offer is subject to a financing condition, and Offeror has not obtained committed financing sufficient to consummate the Offer — Offeror's only fully committed equity is $10 million from its sponsor, Camac Fund, representing less than 25% of the approximately $46 million total consideration required. The Offer is also subject to a number of additional conditions, including a minimum tender condition, a Board approval condition, regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), a material adverse effect condition, a no-injunction condition, and various other conditions relating to the Company's capitalization, governance and absence of a rights plan, each as more fully described in the Offer to Purchase and summarized in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Board” to this Statement.

Offeror has indicated that, following the consummation of the Offer, it intends to complete a second-step merger (the “Second-Step Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) in which all outstanding shares of Common Stock not tendered in the Offer would be converted into the right to receive the same consideration per share paid in the Offer. The Offeror, however, has indicated in a press release dated May 21, 2026 that “it might also acquire control and not merge out stockholders who do not tender”.

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The Schedule TO states that the principal executive offices of the Offeror are located at 1601-1N Main St #3159, SMB#92283, Jacksonville, FL 32206 and that its telephone number is (917) 692-1844.

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning Offeror, Camac Fund or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Offeror to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or in the excerpts from the Company’s Annual Report on Form 10-K/A, dated and filed with the SEC on May 26, 2026 (the “Form 10-K/A”), which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) the Offeror or any of its respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) contains the following sections from the Form 10-K/A: “Executive Compensation—Compensation Discussion and Analysis,” “Executive Compensation—Summary Compensation Table,” “Executive Compensation—2025 Grants of Plan-Based Awards,” “Executive Compensation—2025 Outstanding Equity Awards at Fiscal Year End,” “Executive Compensation—2025 Option Exercises and Stock Vested,” “2025 Director Compensation Table,” “Executive Compensation—Employment Agreements” “Executive Compensation—Estimated Potential Payments to Named Executive Officers,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters — Security Ownership of Certain Beneficial Owners,” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters — Security Ownership of Management.” The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation,” in reaching its decision to recommend that stockholders reject the Offer and not tender their shares of Common Stock pursuant to the Offer.

Any information contained in the sections from the Form 10-K/A incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Offeror

According to the Schedule TO, the Offeror and its affiliates beneficially owned, in the aggregate, 100 shares of Common Stock as of May 12, 2026. Shares of Common Stock owned by the Offeror and its affiliates represent less than 0.001% of the issued and outstanding shares of Common Stock as of May 12, 2026.

Contacts with Offeror

On January 9, 2026, Offeror submitted a written proposal to the Company to take the Company private and acquire all outstanding shares of the Company’s Common Stock for $1.25 per share in cash.

On January 10, 2026, at the direction and with the consent of the Company, representatives of the Company’s financial advisor acknowledged receipt of Offeror’s proposal and participated in a preliminary discussion with Offeror regarding the potential transaction.

On January 27, 2026, Offeror sent a letter to the Company to follow up on Offeror’s proposal.

On January 30, 2026, the Company sent a written response to Offeror’s proposal, which advised Offeror that the Board of Directors of the Company (the “Board”) had carefully reviewed and considered Offeror’s proposal in accordance with its fiduciary duties under Delaware law and in consultation with outside legal and financial advisors.

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The Company advised Offeror that following consultation with its advisors and thorough deliberation, the Board had determined that the proposal did not represent the best value or course of action for the Company’s stockholders, did not constitute a “DXL Superior Proposal” (as such term is defined in the Merger Agreement (as hereafter defined)) and was not reasonably likely to lead to a DXL Superior Proposal.

Following such written response, the Company did not engage in further negotiations with Offeror and did not provide Offeror with access to non-public information regarding the Company.

Thereafter, Offeror did not engage in further substantive discussions with the Company regarding a potential transaction prior to commencing the Offer.

On May 12, 2026, Offeror publicly announced the commencement of the Offer.

On May 13, 2026, Offeror submitted to the Company a written demand to inspect the books and records of the Company pursuant to Section 220 of the DGCL.

On May 20, 2026, the Company responded to Offeror’s books and records demand advising Offeror that its books and records demand was deficient because, among other things, (i) it was not made in good faith and did not state a proper purpose reasonably related to Offeror’s interest as a stockholder and (ii) Offeror had not established a credible basis to suspect any wrongdoing by the Company or the Board.

No Other Material Contacts

Other than as described above, neither the Company nor, to the knowledge of the Company, any of its directors, executive officers or affiliates, has had any material contacts, negotiations or transactions with Offeror or its affiliates during the past two years relating to a merger, consolidation, acquisition, tender offer or other similar transaction involving the Company.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Board.

After careful consideration, including a review of the terms and conditions of the Offer and consultation with the Company’s management and its legal and financial advisors, the Board has unanimously determined that the Offer is inadvisable and not in the best interests of the Company and its stockholders.

Accordingly, the Board unanimously recommends that stockholders REJECT the Offer and NOT TENDER their shares of Common Stock pursuant to the Offer. Please see “—Background of the Offer” and “—Reasons for the Recommendation of the Board” below for further detail.

If you have tendered any of your shares of Common Stock, you can withdraw them. For assistance in withdrawing your shares of Common Stock, you can contact your broker or MacKenzie Partners, Inc. (“MacKenzie Partners”), at the contact information below:

MacKenzie Partners, Inc.

7 Penn Plaza

New York, New York 10001

Shareholders May Call Toll-Free: (800) 322-2885

Banks & Brokers May Call Collect: (212) 929-5500

A copy of the press release relating to the recommendation of the Board that stockholders reject the Offer and not tender their shares of Common Stock pursuant to the Offer is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

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(b)	Background and Reasons for the Board’s Recommendation.

Background of the Offer

The following chronology summarizes the material events leading to the commencement of the Offer and the actions taken by the Board in response thereto. This summary does not purport to describe every contact, discussion or meeting among the Company, Offeror or other parties.

As part of the Company’s ongoing evaluation of its strategic alternatives, the Board, together with the Company’s senior management and its financial and legal advisors, regularly reviewed the Company’s business, operational performance, financial condition and strategic opportunities.

Prior to 2024, the Board conducted a comprehensive strategic alternatives process, including outreach to potential counterparties and due diligence review. Following this process, on December 11, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with FBB Holdings I, Inc. (“FBB”).

On January 9, 2026, Offeror submitted a written proposal to the Company to take the Company private and acquire all outstanding shares of the Company’s Common Stock for $1.25 per share in cash. The proposal was non-binding and did not include committed financing. Offeror indicated in the proposal that its potential lender would require a period of 45 days to conduct diligence, including an inventory appraisal and field exam, before being able to provide a funds-certain commitment. Later that day, at the direction and with the consent of the Company, the Company’s financial advisor acknowledged receipt and had a preliminary discussion with Offeror.

On January 27, 2026, Offeror sent a letter to the Company to follow up on Offeror’s proposal.

On January 30, 2026, the Company sent a written response to Offeror’s proposal, which advised Offeror that the Board had carefully reviewed and considered Offeror’s proposal in accordance with its fiduciary duties under Delaware law and in consultation with outside legal and financial advisors. The Company advised Offeror that following consultation with its advisors and thorough deliberation, the Board had determined that the proposal did not represent the best value or course of action for the Company’s stockholders, did not constitute a “DXL Superior Proposal” (as such term is defined in the Merger Agreement) and was not reasonably likely to lead to a DXL Superior Proposal.

Thereafter, no further discussions or negotiations occurred, and Offeror did not receive access to non-public information.

On May 12, 2026, Offeror commenced the Offer at a price of $0.82 per share in cash. The Board noted that this price represented a significant reduction from Offeror’s prior proposal. The Offer was not negotiated with the Company and was commenced unilaterally.

The Board reviewed Offeror’s publicly disclosed financing and noted that the Offer is subject to a financing condition and that Offeror’s financing consists of conditional arrangements that may not be available at closing. The Offer is also subject to multiple additional conditions, including a minimum tender condition and regulatory approvals.

On May 21, 2026, Offeror issued a press release indicating that it intended to file an amendment to its Schedule TO and that its Offer “is now scheduled to expire at 5:00 PM, Eastern Time (ET), at the end of June 22nd, 2026.” As of the date hereof, Offeror has not filed any amendment to its Schedule TO reflecting this purported change. The press release also indicated that Offeror “intends to complete a back-end short-form merger at the same price quickly after the tender offer expires, subject to the terms of the offer, but it might also acquire control and not merge out stockholders who do not tender.”

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On May 22, 2026, the Company issued a press release advising stockholders to take no action with respect to the Offer and that the Board would evaluate the Offer and issue a recommendation.

On each of May 25, 2026 and May 26, 2026, the Board held a meeting via means of remote communication, which included senior management of the Company and representatives of its advisors, including Guggenheim Securities, LLC (“Guggenheim Securities”), Greenberg Traurig, LLP (“Greenberg Traurig”) and Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”). During each meeting, the Board discussed the status of the Offer, including the timeline for the Company’s responses and the legal requirements relating to the Schedule 14D-9. Representatives of Greenberg Traurig reviewed fiduciary duty considerations applicable to the Board in evaluating the Offer, as well as the provisions of the Merger Agreement relating to a potential change of recommendation and the termination fee that would be payable to FBB in certain circumstances pursuant to the Merger Agreement. The Board discussed various considerations with respect to the Offer, including the value of the Offer, taking into account numerous risks and uncertainties relating to the Offer. Representatives of Guggenheim Securities reviewed with the Board certain financial analyses relating to the consideration proposed to be paid in the Offer and long-term forecasts for the Company prepared by management for use by Guggenheim Securities in its financial analysis. Representatives of Guggenheim Securities presented their views on the valuation of the Company and described the methodologies used by Guggenheim Securities in its analysis. Following discussion on May 26, 2026, the Board (i) determined that the Offer is not in the best interests of the Company and its stockholders and (ii) recommended that stockholders reject the Offer and not tender their shares of Common Stock pursuant to the Offer.

On May 26, 2026, the Company filed this Statement and issued a press release announcing the Board’s recommendation that stockholders reject the Offer and not tender their shares of Common Stock pursuant to the Offer.

Reasons for the Recommendation of the Board

In reaching its determination and recommendation to reject the Offer, the Board consulted with external financial and legal advisors and management and considered numerous factors, including, but not limited to, the following:

(i) The Offer Price Undervalues the Company Relative to the Company’s Standalone Value

The Board believes the Offer Price of $0.82 per share fails to reflect the intrinsic value of the Company’s business as a standalone enterprise, including its brand strength, loyal customer relationships, exclusive rights to Size Stream technology platform until 2030 and long-term growth opportunities. The Board notes that the Company’s current share price has been temporarily pressured by broader macroeconomic headwinds affecting the big + tall sector and does not reflect the Company’s underlying value or the strength of its go-forward strategy.

(ii) The Offer neither constitutes nor is reasonably likely to lead to a DXL Superior Proposal under the Company’s existing Merger Agreement with FBB.

The Board determined that the Offer neither constitutes nor is reasonably likely to lead to a DXL Superior Proposal as defined in the Merger Agreement. In reaching this determination, the Board concluded that the Offer would not permit DXL stockholders to participate in the potential long-term value creation opportunities expected from ownership in the combined company with FBB. Under the transactions contemplated by the Merger Agreement (the “FBB Merger”), the Company’s stockholders would own approximately 45% of the combined company following completion of the all-stock transaction, with the Company remaining publicly traded.

(iii) The Offer Is Highly Opportunistic

The Board believes the Offer is deliberately timed to exploit a period of market dislocation and is designed to acquire the Company at a depressed price. The Board further notes that the Offeror previously submitted a proposal in January 2026 to acquire the Company at $1.25 per share—materially higher than the current Offer Price of $0.82 per share—and has now reduced its proposed price by approximately 34% without the benefit of any due diligence

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into the Company’s business, financial condition or prospects. The Offer represents an opportunistic effort to capture, at a price below fair market value—value that rightfully belongs to the Company’s stockholders.

(iv) The Offer is Highly Conditional, Creating Significant Execution Risk

The Offer is subject to a significant number of conditions in favor of Offeror, including the following, some of which are outside the control of the Company and all of which create significant uncertainty and risk around the likelihood that Offeror will complete the Offer:

•
Financing Condition: The consummation of the Offer is subject to a financing condition. Offeror will need approximately $46 million to purchase all outstanding Common Stock pursuant to the Offer and to refinance certain indebtedness in connection with the transaction. In connection with the Offer, as more fully described in the Schedule TO, Offeror has secured a binding equity commitment letter from Camac Fund LP (the “Equity Financing”) in the amount of $10 million. Additionally, Offeror has received a conditional term sheet for up to $75 million in Debt Financing, comprised of a three-year senior secured revolving credit facility, which may be used, together with the Equity Financing, to finance the consideration for the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses.

•
Minimum Tender Condition: Company stockholders shall have validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock that, when added to the shares of Common Stock then owned by Offeror, would represent one share of Common Stock more than one half of all shares of Common Stock then outstanding as of the expiration of the Offer.

•
Board Approval Condition: The Board shall have approved (i) the Offer and the proposed merger pursuant to Section 251(h) of the DGCL (and the Company having entered into a merger agreement with Offeror that provides that the proposed merger can be completed in the manner permitted by Section 251(h) of the DGCL), (ii) the Offer and the proposed merger under Section 203 of the DGCL, and (iii) waived the restrictions of Section 4.03 of Article IV of the Company’s Certificate of Incorporation, and any other contractual, statutory or other restrictions, with respect to the Offer.

•
Regulatory Approvals Condition: (i) The waiting period (including any extensions thereof and any timing agreement entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) applicable to the consummation of the Offer and the proposed merger under the HSR Act, shall have expired or been earlier terminated or not be applicable; and (ii) all other waiting periods (or extensions thereof or any timing agreements entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) any applicable antitrust or competition laws and regulations (other than the HSR Act) shall have expired or been earlier terminated and all other approvals, permits, authorizations, extensions, actions or non-actions, waivers and consents of any governmental entity required in connection with the consummation of the Offer or the proposed merger shall have been obtained.

•
Material Adverse Effect Condition: Since January 31, 2026, there shall not have been a Material Adverse Effect. A “Material Adverse Effect” means any change, event, violation, effect inaccuracy, circumstance or developments (a “ Change”) that, individually or in the aggregate with all other Changes that have occurred on or prior to the date of determination of the occurrence of the Material Adverse Effect, and have, or are reasonably expected to have, a material adverse effect on the business, properties, assets (including intangible assets), condition (financial or otherwise), prospects, capitalization, liabilities, financial condition or results of operations of the Company, taken as a whole; provided, however, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Material Adverse Effect or will be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur (subject

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to the limitations set forth below): (i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over the-counter market operating in the United States or any other country or region in the world; (iii) changes in conditions in the industries in which the Company generally conducts business; (iv) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world; (v) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism (including cyberattacks or cyberterrorism) or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world; (vi) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks and other force majeure events in the United States or any other country or region in the world; (vii) changes or proposed changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing); (viii) changes in the price or trading volume of Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred, to the extent not otherwise excluded hereunder); and (ix) any failure, in and of itself, by the Company to meet (A) any public estimates or expectations of revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred, to the extent not otherwise excluded hereunder) except, with respect to clauses (i), (ii), (iv), (v), (vi) and (vii), to the extent that such Change has had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company conducted business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Material Adverse Effect.

•
No Injunction Condition: No court or other governmental entity of competent jurisdiction shall have proposed, enacted, issued, promulgated, enforced, entered or deemed applicable any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Offer, the acceptance for payment of or the payment for some or all of the shares of Common Stock by Offeror or any of their respective subsidiaries or affiliates, or the consummation of the proposed merger or any other merger or business combination involving the Company. “Laws” mean federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any governmental entity.

•
Other Conditions:

o
neither the Company nor any of its subsidiaries shall have (A) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Common Stock or its capitalization, (B) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Common Stock or other securities, (C) issued or sold, or authorized or proposed the issuance or sale of, any additional Common Stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Common Stock, pursuant to and in accordance with the terms in effect on the date of the

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Offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (D) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (E) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (F) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (G) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, or (H) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that has or may have material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Common Stock to Offeror or any of its subsidiaries or affiliates;

o
neither the Company nor any of its subsidiaries shall have (A) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Common Stock by Offeror or Offeror’s consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (B) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or Offeror shall have become aware of any such action which was not previously announced, or (C) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business;

o
neither the Company nor any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or Offeror become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed, in each case in a manner that, in the reasonable judgment of Offeror, might, directly or indirectly, (A) delay or otherwise restrain, impede or prohibit the consummation of the Offer or the proposed merger or (B) prohibit or limit the full rights of ownership of shares of the Common Stock by Offeror or any of its affiliates, including, without limitation, the right to vote any shares of Common Stock acquired by Offeror pursuant to the Offer or otherwise on all matters properly presented to Company stockholders for a vote;

o
neither the Company nor any of its subsidiaries shall have (A) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in Offeror’s reasonable judgment,

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constitutes a “lock-up” device (including a right to acquire or receive any Common Stock or other securities, assets or business of the Company or any of its subsidiaries) or (B) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; and

o
neither the Company nor any of its subsidiaries shall have adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan,” “shareholder rights plan” or “poison pill” or any other similar plan, instrument or device with respect to an unsolicited takeover of the Company or acquisition of Common Stock, unless such plan, instrument or device has been terminated or all of the rights issued thereunder have been redeemed.

As outlined above, the consummation of the Offer is subject to numerous conditions, including a financing condition. Offeror has not obtained committed financing sufficient to consummate the Offer on a certain funds basis. As disclosed in the Schedule TO and outlined above, Offeror’s contemplated financing includes an equity commitment and conditional debt financing arrangements, each of which is subject to various conditions.

The Board believes that the absence of fully committed financing, in addition to the numerous other conditions, introduces substantial uncertainty as to whether the Offer would be consummated on the terms or within the timeframe described, if at all, and exposes stockholders who tender their shares of Common Stock to material execution risk.

According to the Offer, each of the foregoing conditions are for the sole benefit of Offeror and its affiliates and may be asserted by Offeror in its discretion at any time or from time to time prior to the expiration of the Offer. In other words, the Offer provides that Offeror may assert whenever it chooses, for any reason it chooses, that a condition has not been satisfied, and such determination will not be subject to challenge. In light of these conditions, the Company’s stockholders cannot be assured that the Offeror would consummate the Offer.

(v) The Offer Was Not Negotiated and Was Made Without Diligence

The Offer was not the result of arm’s-length negotiations and was commenced unilaterally. The Board believes this lack of diligence increases uncertainty regarding value and completion.

(vi) The Offer May Disrupt the Company’s Business and Strategic Plans

The Offer may create uncertainty and disrupt operations, employees and business relationships.

(vii) Other Considerations

The Board considered additional relevant factors, including structure, likelihood of completion and impact on stockholders.

After careful consideration, including a review of the terms and conditions of the Offer, including the factors described above, and consultation with the Company’s management and its legal and financial advisors, the Board has unanimously determined that the Offer is inadvisable and not in the best interests of the Company and its stockholders.

Accordingly, the Board unanimously recommends that stockholders REJECT the Offer and NOT TENDER their shares of Common Stock pursuant to the Offer.

(c)	Intent to Tender.

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To the knowledge of the Company after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender, sell or hold any shares of the Company’s Common Stock held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Guggenheim Securities to act as its financial advisor in connection with, among other things, the Company’s evaluation of strategic alternatives, including the FBB Merger and the Offer that is the subject of this Schedule 14D-9 and related matters. The Company has agreed to pay Guggenheim Securities a customary fee for its services. The Company has also agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities and certain related parties against certain liabilities arising out of its engagement.

The Company has also retained Greenberg Traurig to act as its legal counsel in connection with the FBB Merger and related matters, including the Offer. Greenberg Traurig is acting as special transaction counsel to the Company in connection with the FBB Merger and its response to the Offer. The Company has agreed to pay Greenberg Traurig customary fees for legal services rendered in connection with such engagement and to reimburse Greenberg Traurig for reasonable out-of-pocket expenses. The Company has also agreed to indemnify Greenberg Traurig and certain related parties against certain liabilities arising out of its engagement.

In addition, the Company has retained MacKenzie Partners to act as its proxy solicitor in connection with the FBB Merger and the Offer. The Company expects to pay MacKenzie Partners customary fees for its services and to reimburse reasonable out-of-pocket expenses in connection with such engagement.

The Company has also retained Joele Frank as its communications advisor to assist with public relations and communications matters in connection with the FBB Merger and the Offer. The Company expects to pay Joele Frank customary fees for its services and to reimburse reasonable out-of-pocket expenses in connection with such engagement.

Except as set forth above, no person has been retained, employed or compensated by the Company or on its behalf to make solicitations or recommendations to stockholders in connection with the Offer.

Item 6.	Interest in Securities of the Subject Company.

Securities Transactions

Other than as set forth below, no transactions with respect to Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Transactions by Executive Officers and Directors

Name	Date	Number of Shares of Common Stock	Price Per Share ($)	Nature of Transaction
Jack Boyle	5/4/2026	39,049	$0.621	Shares issued pursuant to the Director's elected form of compensation for quarterly annual retainer and committee chairperson fee.

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Carmen Bauza	5/4/2026	32,608	$0.621	Shares issued pursuant to the Director's elected form of compensation for quarterly annual retainer.
Ivy Ross	5/4/2026	32,608	$0.621	Shares issued pursuant to the Director's elected form of compensation for quarterly annual retainer and committee chairperson fee.
Lionel Conacher	5/4/2026	32,608	$0.621	Shares issued pursuant to the Director's elected form of compensation for quarterly annual retainer, chairman fee and committee chairperson fee.
Willem Mesdag	5/4/2026	58,373	$0.621	Deferred Stock Units issued pursuant to the Director's elected form of compensation for quarterly annual retainer and committee chairperson fee.
Elaine Rubin	5/4/2026	32,608	$0.621	Shares issued pursuant to the Director's elected form of compensation for quarterly annual retainer.
Robert Molloy	4/1/2026	(8,801)	$0.51	Shares withheld from shares otherwise issuable upon vesting of RSUs for payment of taxes.
Robert Molloy	4/1/2026	23,563	$0.00	Various RSUs issued for the time-based portion of the various Long-Term Incentive Plan awarded to the Reporting Person.
Stacey Jones	4/1/2026	(6,656)	$0.51	Shares withheld from shares otherwise issuable upon vesting of RSUs for payment of taxes.
Stacey Jones	4/1/2026	20,566	$0.00	Various RSUs issued for the time-based portion of the various Long-Term Incentive Plan awarded to the Reporting Person.
Peter Stratton	4/1/2026	31,943	$0.00	Various RSUs issued for the time-based portion of the various Long-Term Incentive Plan awarded to the Reporting Person.
Harvey Kanter	4/1/2026	(52,603)	$0.51	Shares withheld from shares otherwise issuable upon vesting of RSUs for payment of taxes.
Harvey Kanter	4/1/2026	124,210	$0.00	Various RSUs issued for the time-based portion of the various Long-Term Incentive Plan awarded to the Reporting Person.

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Allison Surette	4/1/2026	(8,169)	$0.51	Shares withheld from shares otherwise issuable upon vesting of RSUs for payment of taxes.
Allison Surette	4/1/2026	22,112	$0.00	Various RSUs issued for the time-based portion of the various Long-Term Incentive Plan awarded to the Reporting Person.
Anthony Gaeta	4/1/2026	(9,639)	$0.51	Shares withheld from shares otherwise issuable upon vesting of RSUs for payment of taxes.
Anthony Gaeta	4/1/2026	23,016	$0.00	Various RSUs issued for the time-based portion of the various Long-Term Incentive Plan awarded to the Reporting Person.
John Cooney	4/1/2026	12,620	$0.00	Various RSUs issued for the time-based portion of the various Long-Term Incentive Plan awarded to the Reporting Person.

Item 7.	Purposes of the Transaction and Plans or Proposals.

As described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” the Company is party to the Merger Agreement with FBB.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits attached to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not now undertaking nor engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the exhibits attached to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the following: (i) a tender offer or other acquisition of the Company’s Common Stock by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8.	Additional Information.

Golden Parachute Compensation

In considering the recommendation of the Board as set forth in “Item 4. The Solicitation or Recommendation” above, stockholders should be aware that certain of the Company’s directors and executive officers may have interests in the Offer and the transactions contemplated thereby that may differ from, or be in addition to, the interests of the Company’s stockholders generally. The Board was aware of and considered these interests, among other matters, in evaluating and making its recommendation with respect to the Offer. The following sets forth the compensation and

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benefits that each of the Company’s named executive officers could receive in connection with the Offer, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and assumes, among other things, that the Offer is consummated, that the Offer constitutes a change in control (“CIC”) of the Company and that the named executive officers will incur a qualifying termination of employment immediately following consummation of the Offer.

The following table provides estimates of single trigger and double trigger CIC payments to the named executive officers. The “CIC Payment” is a single trigger payment that will be made on the CIC and is an estimate based on the same assumptions used in connection with the FBB Merger. The amounts shown below assume the following (in addition to the assumptions noted in the preceding paragraph): (i) the consummation of the Offer occurs on July 15, 2026; (ii) a stock price of $0.82 per share, which is the per share consideration being offered to stockholders of the Company in connection with the Offer; (iii) performance through the CIC as described herein; and (iv) continued employment through the CIC unless otherwise noted. All amounts are estimates. The calculations in the table do not include amounts that the named executive officers were already vested in as of the date hereof. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the consummation of the Offer, based on the same assumptions used in connection with the FBB Merger, and “double trigger” refers to payments and benefits that require two conditions, which are the consummation of the Offer and a termination of employment without “justifiable cause” or for “good reason” (each, a “Qualifying Termination”).

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(1)

 Cash. The “Cash” column includes, for each named executive officer and as further detailed in the table below, (i) the estimated value of the unvested cash Performance-Based long-term incentive plan program (“LTIP”) Awards, assuming target, and based on the same assumption used in connection with the FBB Merger that any such award earned will be cancelled and paid out, on a pro-rata basis, based on actual achievement through the CIC (which amounts are “single-trigger”), (ii) a cash severance payment equal to one (1) times base salary (except for Mr. Kanter, the cash severance payment is equal to two (2) times base salary, plus two (2) times his current annual incentive plan award at target), which amounts are “double-trigger,” and generally paid in a single payment following termination, subject to and conditioned upon the execution of a general release, and (iii) a cash payment for the pro rata vesting of unvested cash Time-Based LTIP Cash Awards, which amounts are “double-trigger.” For purposes of this table, the Company is assuming the actual achievement of the performance targets under the Performance-based LTIP Awards will be at target. Cash severance payments described in prong (ii) are to be reduced if and to the extent necessary to avoid any payments or benefits to the executive being treated as “excess parachute payments” within the meaning of Section 280G(b)(i) of the Code.

(2)

 Equity. The “Equity” column includes the estimated value of the unvested equity-based Time-Based LTIP Awards under the Company’s 2023-2025 LTIP, 2024-2026 LTIP and 2025-2027 LTIP that will vest, on a pro rata basis, in accordance with the terms of the LTIP, as described above, if an executive officer experiences a Qualifying Termination within six (6) months prior or eighteen (18) months following the CIC. Such amounts are “double-trigger.” Additionally, if the closing price on the consummation date of the Offer equals or exceeds one or more of the average share price vesting thresholds in Mr. Kanter’s performance share units (“PSUs”), then any outstanding PSUs will fully vest to the same extent as if the average the Company share price had been achieved as of the date of the CIC. Such amount is “single-trigger.” Based on the average stock price of the Company’s Common Stock since January 31, 2026, these PSUs are not expected to vest and so the estimated value of those awards is $0 and are not included in the table and values above.

(3)

 Perquisites/Benefits. The “Perquisites/Benefits” column includes, for Mr. Kanter, one-year of subsidized COBRA coverage under the Company’s health plan, paid in the form of continued payments for one-year, which amount is “double-trigger.”

Regulatory Approvals in Connection with the Offer

(i) The United States

With respect to the United States, the Offer is subject to review by the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”). Under the HSR Act, before consummating the Offer, the Offeror may be required to file a Notification and Report Form with the Antitrust Division and the FTC, and the statutorily mandated waiting period may need to expire or be otherwise terminated. At any time before or after consummation of the Offer, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the Antitrust Division or the FTC, or any state, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Offer, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or terminate existing relationships and contractual rights.

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(ii) Other Jurisdictions

The Offer may require pre-closing filings in jurisdictions outside the United States. Under jurisdiction-specific laws, the Offer may require the Offeror and the Company to submit notifications prior to closing, and authorities would have jurisdiction to conduct staged reviews, request information, pause their review, and issue governmental orders that could prohibit the Offer. The transaction contemplated by the Offer cannot be completed until the Offeror and the Company obtain all necessary clearances or the applicable waiting periods have expired or been terminated in each applicable jurisdiction.

(iii) Timing Considerations

According to the Schedule TO, the Offer contemplates a waiting period to achieve all regulatory approvals that are closing conditions. Shares of Common Stock will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the HSR Act, the Competition Act or other foreign law.

If the Antitrust Division of the FTC, a state, a private party, foreign antitrust regulators or any other antitrust regulator raises antitrust concerns in connection with the Offer, Camac and the Offeror, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Second-Step Merger while such discussions are ongoing.

If before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, a private party, foreign antitrust regulators or any other antitrust regulator has commenced or threatens to commence an action or proceeding against the Offer or Second-Step Merger as a result of which any of the conditions described in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Board” would not be satisfied, Camac and the Offeror would not be obligated to accept for payment or pay for any tendered shares of the Common Stock pursuant to the Offer.

Delaware Business Combinations Statute

Section 203 of the DGCL applies to the Second-Step Merger or any other “business combination” (as defined in the DGCL) involving the Offeror (and/or any of the Offeror’s subsidiaries) and the Company. The DGCL could significantly delay the Offeror’s (and/or any of the Offeror’s subsidiaries’) ability to acquire the entire equity interest in the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL.

In general, Section 203 of the DGCL prohibits a Delaware corporation such as the Company from engaging, under certain circumstances, in a “business combination” (which is defined to include a variety of transactions, including the Second-Step Merger) with an “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

•
prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not for purposes of determining the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer;

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•
or at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.

Other State Takeover Laws

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Second-Step Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Offeror might be unable to accept for exchange any Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Second-Step Merger. In such case, the Offeror may not be obligated to accept for exchange any Common Stock tendered. See “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Board.”

Appraisal/Dissenters’ Rights

Solely for purposes of this “Appraisal/Dissenters’ Rights” section, the word “stockholder” means a holder of record of shares of Common Stock, and “beneficial owner” means a person who is the beneficial owner of shares of Common Stock held either in voting trust or by a nominee on behalf of such person.

No appraisal or dissenters’ rights are available in connection with the Offer. However, if the Second-Step Merger is consummated, the holders of record and beneficial owners of shares of Common Stock immediately prior to the completion of the Second-Step Merger (other than the Company, with respect to shares held in treasury, or the Offeror or any of its wholly owned subsidiaries) who (i) did not tender their shares of Common Stock in the Offer and continue to hold (or in the case of a beneficial owner, continue to beneficially own) their shares of Common Stock through the effective date of the Second-Step Merger, (ii) demand an appraisal of such shares of Common Stock and otherwise follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter validly withdraw their demand for appraisal of such shares of Common Stock or otherwise waive, lose or forfeit their appraisal rights, in each case, in accordance with the DGCL, would be entitled to seek appraisal of their shares of Common Stock by the Delaware Court of Chancery and receive payment of the “fair value” of such shares of Common Stock as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the Second-Step Merger, together with interest (if any), to be paid upon the amount determined to be the “fair value.” The “fair value” could be higher or lower than, or the same as, the consideration payable in the Offer or the consideration payable in the Second-Step Merger (which is the same as the consideration payable in the Offer).

The “fair value” of any shares of Common Stock could be based upon considerations other than, or in addition to, the price paid in the Offer or in the Second-Step Merger and the market value of such shares of Common Stock. Stockholders and beneficial owners of shares of Common Stock should recognize that the value so determined could be higher or lower than, or the same as, the amount of consideration payable in the Offer or in the Second-Step Merger. Moreover, the surviving corporation may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such shares of Common Stock is less than such amount.

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The preservation and exercise of appraisal rights require strict and timely adherence to Section 262 of the DGCL. If the Second-Step Merger is submitted to stockholders for approval at a meeting of stockholders, the notice of and procedures for exercising appraisal rights would be set forth in the proxy statement for the Second-Step Merger. Such notice would be given at least 20 days before the meeting and would notify stockholders as of the record date for notice of the meeting of the availability of appraisal rights. If the Second-Step Merger is effected as a short-form merger pursuant to Section 253 of the DGCL, the formal notice of appraisal rights under Section 262 of the DGCL would be set forth in an information statement. Under Section 262 of the DGCL, where a merger is approved under Section 253, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the record holders of any class or series of stock of such constituent corporation who is entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation. The notice of appraisal rights, whether in a proxy statement or in an information statement, must include either a copy of Section 262 of the DGCL or information directing such stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. (Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.)

The foregoing summary of the appraisal rights of the Company’s stockholders and beneficial owners under the DGCL if the Second-Step Merger is consummated does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders and beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL.

Going Private Transactions

Any business combination with the Offeror, including the Second-Step Merger, would also need to comply with any applicable U.S. federal law. The SEC has adopted Rule 13e-3 under the Securities Exchange Act of 1934, as amended, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Second-Step Merger or another business combination following the Offeror’s purchase of the shares of Common Stock pursuant to the Offer. According to the Schedule TO, the Offeror believes that Rule 13e-3 should not be applicable to the Second-Step Merger; however, the SEC may take a different view in the event that nominees of the Offeror constitute a majority of the Company’s Board at the time of the Second-Step Merger. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Legal Proceedings

As of the date of this Statement, there are currently no legal proceedings pending against the Company relating to the Offer or the FBB Merger.

Additional Information About the FBB Merger and Where to Find It

In connection with the FBB Merger, the Company intends to file a proxy statement (the “Proxy Statement”), which will be distributed to the stockholders of the Company in connection with their votes on the issuance of Common Stock in the FBB Merger. Investors and security holders are encouraged to read the Proxy Statement when it becomes available (and any other documents filed with the SEC) in connection with the FBB Merger or incorporated by reference into the Proxy Statement) because such documents will contain important information regarding the FBB Merger and related matters. Investors and security holders will be able to obtain these documents, and any other documents the Company has filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing the Company’s website at investor.dxl.com. In addition, documents filed with the SEC by the Company will be available free of charge by writing to the Company at 555 Turnpike Street, Canton, Massachusetts 02021, Attention: Corporate Secretary.

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Participants in the Solicitation

The Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the FBB Merger. Information about the Company’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s Form 10-K/A, which was filed with the SEC on May 26, 2026, including under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Security Ownership of Management.” To the extent holdings of Common Stock by the directors and executive officers of the Company have changed from the amounts of Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5, in each case filed with the SEC, including the Form 4s filed by each of the non-executive directors on August 6, 2025, the Form 4s filed by each of the executive officers on September 3, 2025, the Form 4s filed by each of the non-executive directors on November 5, 2025, the Form 4s filed by each of the non-executive directors on February 4, 2026, the Form 4s filed by each of the executive officers on April 3, 2026 and the Form 4s filed by each of the non-executive directors on May 6, 2026.

FBB and its chief executive officer may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the FBB Merger. Information about FBB and its chief executive officer was included as Exhibit 99.9 to the Company’s Current Report on Form 8-K filed on December 11, 2025.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement regarding the FBB Merger when it becomes available. Free copies of this document may be obtained as described above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement on Forward-Looking Statements

Certain statements included in this Schedule 14D-9 constitute “forward-looking statements,” including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of terms such as “may,” “will,” “estimate,” “intend,” “plan,” “continue,” “believe,” “expect,” or “anticipate,” or the negatives thereof, variations thereon or similar terminology. The forward-looking statements contained in this Schedule 14D-9 are generally based upon the Company’s current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results and performance could differ materially from those set forth in the forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including those detailed under “Part I, Item 1A. Risk Factors” in the Form 10-K. These forward-looking statements speak only as of the date of the document in which they are made. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances in which the forward-looking statement is based.

Item 9. Exhibits.

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The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(5)(A)	Press Release Issued by Destination XL Group, Inc. on May 22, 2026 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 22, 2026, and incorporated herein by reference).
(a)(5)(B)	Press Release Issued by Destination XL Group, Inc. on May 26, 2026.
(e)(1)	Excerpts from the Destination XL Group, Inc. Annual Report on Form 10-K/A, filed on May 26, 2026.
(e)(2)

Agreement and Plan of Merger, dated December 11, 2025, by and among Destination XL Group, Inc., Divine Merger Sub I, Inc., and FBB Holdings I, Inc. (included as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on December 11, 2025, and incorporated herein by reference).

* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. DXL hereby agrees to furnish supplementally a copy of any of the omitted schedules upon request by the SEC.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Destination XL Group, Inc.

Date:	May 26, 2026	By:	/s/ Robert S. Molloy
General Counsel and Secretary

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